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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 001-32229

Homex Development Corp.
(Translation of registrant's name into English)

Boulevard Alfonso Zarazoga M. 2204 Norte
80200 Culiacán, Sinaloa, México
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This report consists of the audited Financial Statements for the year ended December 31, 2006, which were previously filed with the Comisión Nacional Bancaria y de Valores in Mexico on April 26, 2007, and a convenience English translation of the Spanish language report of the independent auditors on the attached audited Financial Statements that were filed with the Financial Statements. The audited Financial Statements of the registrant were prepared on the basis of generally accepted accounting principles in Mexico and have not been reconciled to the generally accepted accounting principles in the United States.

FORWARD LOOKING STATEMENTS

        This report and the documents incorporated by reference into this report contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC, in our annual report to shareholders, in prospectuses, press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Examples of these forward-looking statements include:

  •
  projections of revenues, net income (loss), earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

  •
  statements of our plans, objectives or goals, including those relating to anticipated trends, competition, regulation, government housing policy and rates;

  •
  statements about our future economic performance or that of Mexico; and

  •
  statements of assumptions underlying these statements.

        You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this report are made as of the date on the front cover of this report, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.
By:	/s/ ALAN CASTELLANOS
Name:	Alan Castellanos
Title:	Chief Financial Officer

Date: May 15, 2007

DESARROLLADORA HOMEX, S.A.B. DE C.V.
AND SUBSIDIARIES

Consolidated financial statements

as of December 31, 2006, 2005 and 2004
with report of independent auditors dated April 25, 2007

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Contents:

REPORT OF INDEPENDENT AUDITORS

The Stockholders of
Desarrolladora Homex, S.A.B. de C.V. and subsidiaries

        We have audited the accompanying consolidated balance sheets of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the Mexican Financial Reporting Standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Desarrolladora Homex, S.A.B. de C.V. and subsidiaries at December 31, 2006, and the consolidated results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in conformity with Mexican Financial Reporting Standards.

        The financial statements for 2005, presented for comparative purposes only, were audited by another public accountant, who issued his unqualified audit opinion on April 21, 2006 and April 23, 2007.

Mancera, S.C. A Member Practice of Ernst & Young Global

Carlos Rochín

April 25, 2007

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2006 and 2005
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)

	2006		2005
Assets
Current assets:
Cash and temporary investments (Note 4)	Ps.	2,331,639	Ps.	1,372,230
Restricted cash		—		324
Trade accounts receivable, net (Note 5)		5,636,652		5,782,448
Inventories (Note 6)		4,059,832		2,821,774
Other current assets, net (Note 7)		88,641		185,449

Total current assets		12,116,764		10,162,225
Land held for future development (Note 6)		4,992,897		2,694,890
Property and equipment, net (Note 8)		644,855		479,510
Goodwill (Note 2)		705,347		705,347
Other assets (Note 9)		449,392		639,347

Total	Ps.	18,909,255	Ps.	14,681,319

Liabilities and stockholders' equity
Current liabilities:
Current portion of debt and leases (Note 10)	Ps.	88,081	Ps.	96,207
Accounts payable (Note 13)		2,028,256		1,489,230
Land suppliers (Note 14)		3,375,026		1,651,180
Advances from customers		291,703		219,550
Accrued expenses and taxes other than income taxes		109,775		188,567
Income tax		101,991		103,071
Employee statutory profit sharing		38,216		20,980

Total current liabilities		6,033,048		3,768,785
Long-term debt (Note 10)		3,263,965		3,348,327
Swap payable (Note 11)		218,847		123,047
Employee retirement obligations (Note 12)		50,381		41,013
Deferred income tax (Note 22)		2,025,575		1,479,391

Total liabilities		11,591,816		8,760,563

Stockholders' equity (Note 15):
Common stock		508,882		508,882
Additional paid-in capital		3,161,385		3,161,385
Retained earnings		3,226,834		1,885,957
Other stockholders' equity accounts		334,820		325,543

Majority stockholders' equity		7,231,921		5,881,767
Minority interest		85,518		38,989

Total stockholders' equity		7,317,439		5,920,756

Total liabilities and stockholders' equity	Ps.	18,909,255	Ps.	14,681,319

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006, except earnings per share)

	2006		2005		2004
Revenues	Ps.	12,952,625	Ps.	8,882,159	Ps.	5,713,871
Costs		8,858,028		6,186,032		3,978,552

Gross profit		4,094,597		2,696,127		1,735,319
Administrative and selling expenses (Note 19)		1,309,907		880,082		466,055

Income from operations		2,784,690		1,816,045		1,269,264
Other income—net (Note 20)		46,003		24,393		46,276

Net comprehensive financing cost:
Interest expense (Note 21)		650,140		436,115		142,171
Interest income		(104,851)		(60,673)		(50,308)
Exchange loss (gain)		143,021		68,114		(7,651)
Monetary position loss		74,004		32,551		87,422

		762,314		476,107		171,634

Income before income taxes and employee profit sharing		2,068,379		1,364,331		1,143,906
Income tax expense (Note 22)		645,576		442,277		365,170
Employee statutory profit sharing expense (Note 22)		35,397		9,979		9,163

Consolidated net income	Ps.	1,387,406	Ps.	912,075	Ps.	769,573

Net income of majority stockholders	Ps.	1,340,877	Ps.	919,063	Ps.	759,825
Net income (loss) of minority stockholders		46,529		(6,988)		9,748

Consolidated net income	Ps.	1,387,406	Ps.	912,075	Ps.	769,573

Weighted average shares outstanding (in thousands)		335,869		324,953		281,997

Majority stockholders' basic earnings per share	Ps.	3.99	Ps.	2.83	Ps.	2.69

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)

	Common stock		Additional paid-in capital		Retained earnings		Other stockholders' equity accounts		Minority stockholders' equity		Majority interest in consolidated subsidiaries		Total stockholders' equity (Note 15)
Balances as of January 1, 2004	Ps.	186,328	Ps.	626,154	Ps.	272,236	Ps.	334,084	Ps.	1,418,802	Ps.	49,489	Ps.	1,468,291
Issuance of common stock		47,145		1,770,329		—		—		1,817,474		5,746		1,823,220
Merger effect						11,393				11,393		(11,393)
Comprehensive income		—		—		759,825		—		759,825		9,748		769,573

Balances as of December 31, 2004		233,473		2,396,483		1,043,454		334,084		4,007,494		53,590		4,061,084
Issuance of common stock		275,409		764,902		—		—		1,040,311		—		1,040,311
Minority dilution		—		—		—		—		—		(7,613)		(7,613)
Capital distribution from acquisition of minority interest		—		—		(76,560)		—		(76,560)		—		(76,560)
Reduction of equity for labor obligations		—		—		—		(8,541)		(8,541)		—		(8,541)
Comprehensive income		—		—		919,063		—		919,063		(6,988)		912,075

Balances as of December 31, 2005		508,882		3,161,385		1,885,957		325,543		5,881,767		38,989		5,920,756
Increase of equity for labor obligations		—		—		—		9,277		9,277		—		9,277
Comprehensive income		—		—		1,340,877		—		1,340,877		46,529		1,387,406

Balances as of December 31, 2006	Ps.	508,882	Ps.	3,161,385	Ps.	3,226,834	Ps.	334,820	Ps.	7,231,921	Ps.	85,518	Ps.	7,317,439

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) as of purchasing power of December 31, 2006)

	2006		2005		2004
Operating activities:
Consolidated net income	Ps.	1,387,406	Ps.	912,075	Ps.	769,573
Add items that did not require the use of resources:
Depreciation		102,833		64,212		26,070
Loss on sale of subsidiary		—		—		1,228
Amortization of intangibles		101,380		168,622		—
Labor obligations		18,646		32,470		—
Deferred income tax net of inflation		507,463		387,793		298,728

		2,117,728		1,565,172		1,095,599
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		145,796		(674,567)		(1,425,429)
Inventories and land held for future development		(3,536,065)		(2,128,046)		(1,488,614)
Prepaid expenses		—		(70,535)		(79,688)
Other assets		215,624		(277,481)		(80,294)
Increase (decrease) in:
Trade accounts payable		539,026		242,392		172,937
Land suppliers		1,723,846		775,187		553,067
Accrued expenses and taxes payable		(78,812)		280,330		—
Other		96,811		133,308		79,101

Net resources generated (used) in operating activities		1,223,954		(154,240)		(1,173,321)
Financing activities:
Proceeds from new borrowings		3,312		4,036,169		434,949
Payments of notes payable				(1,807,472)		(403,253)
Loans from related parties		—		—		32,265
Payment of loans to related parties		—		—		(187,404)
Issuance of common stock		—		1,040,311		1,823,220

Net resources generated by financing activities		3,312		3,269,008		1,699,777
Investing activities:
Restricted investments		—		46,173		(8,394)
Proceeds from sale of subsidiary		—		—		51,731
Acquisition of property and equipment		(268,181)		(155,826)		(234,865)
Acquisition of minority interest		—		(84,173)		—
Acquisition of BETA, net of cash		—		(2,120,041)		—

Net resources used in investing activities		(268,181)		(2,313,867)		(191,528)
Cash, temporary investments and restricted cash:
Net increase		959,085		800,901		334,928
Balance at beginning of year		1,372,554		571,653		236,725

Balance at end of year	Ps.	2,331,639	Ps.	1,372,554	Ps.	571,653

See accompanying notes to consolidated financial statements.

DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004
(In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)

1.     Nature of business

Desarrolladora Homex, S.A.B. de C.V. and subsidiaries (the "Company") is a vertically integrated company engaged in the development, construction and sale of affordable entry level, middle income and upper-income housing in Mexico.

The Company engages in land acquisition, constructing, marketing and selling homes, obtaining individual financing for its clients and developing communities to satisfy housing needs in Mexico.

The Company participates in housing supply offers from the main housing funds in Mexico, such as the National Workers' Housing Fund, or Instituto Nacional del Fondo de Ahorro para la Vivienda de los Trabajadores ("INFONAVIT"), the Social Security and Services Institute Public-Sector Workers' Housing Fund, or Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado ("FOVISSSTE") and the public mortgage providers such as the Federal Mortgage Society, or Sociedad Hipotecaria Federal ("SHF"). Additionally, the Company participates in the middle-income housing market, where mortgage financing is provided by commercial banks and sociedades financieras de objeto limitado ("sofoles").

For the year ended December 31, 2006, revenues obtained through INFONAVIT mortgage financing accounted for 75%, of the Company's total revenues; for the remaining revenues the sources from sofoles, FOVISSTE and private banks accounted by 10%, 9% and 6%, respectively.

Operating cycle—The Company's operations present a seasonal cycle: normally, the highest volume of sales takes place in the second half of the year. Construction times of real-estate developments vary depending on the type of housing: entry-level, middle-income or upper-income; accordingly, construction revenues are recognized in different fiscal years, and the revenues from work completed and generation of accounts receivable fluctuate depending on the project construction starting date, and may be cancelled in the subsequent period.

2.     Basis of presentation

a)
Consolidation of financial statements—The consolidated financial statements include those of Desarrolladora Homex, S.A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below:

Company	Ownership Percentage		Activity
	2006	2005
Proyectos Inmobiliarios de Culiacán, S.A. de C.V. ("PICSA")	100%	100%	Promotion, design, construction and sale of entry-level, middle-income and upper-income housing
Nacional Financiera, S.N.C. Fid.del Fideicomiso AAA Homex 80284	100%	100%	Rendering of financial services
Administradora Picsa, S.A. de C.V.	100%	100%	Rendering of administrative services and professional services for affiliated companies
Altos Mandos de Negocios, S.A. de C.V.	100%	100%	Rendering of administrative services to affiliated companies
Aerohomex, S.A. de C.V.	100%	100%	Rendering of transportation services
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)	100%	100%	Construction and development of housing complexes
Homex Atizapán, S.A. de C.V.	67%	67%	Construction and development of housing complexes
Casas Beta del Centro, S.A. de C.V.(1)	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Norte, S.A. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Casas Beta del Noroeste, S.A. de C.V.	100%	100%	Promotion, design, construction and sale of entry-level housing
Edificaciones Beta, S.A. de C.V.(2)	100%	100%	Construction and design of housing
Edificaciones Beta del Noroeste, S.A. de C.V.(2)	100%	100%	Construction and design of housing
Edificaciones Beta del Norte, S.A. de C.V.(2)	100%	100%	Construction and design of housing
Hogares del Noroeste, S.A. de C.V.(3)	50%	—	Construction and design of housing

  Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

  (1)
  Casas Beta del Centro, S.A. de C.V. owns 100% of the outstanding stock of Comercializadora Cántaros, S.A. de C.V., Promotora Residencial Huehuetoca, S.A. de C.V. and Super Abastos Centrales y Comerciales, S.A. de C.V., which are engaged in the promotion, design, construction and sale of entry-level housing.

  (2)
  To efficiently manage its operations, the Company decided to reduce the number of subsidiaries. Therefore, these companies, as of December 15, 2005, began a process of legal liquidation that entails the transfer of all of their assets and liabilities, at book value, to other companies in the group.

  (3)
  Hogares del Noroeste, S.A. de C.V. is a 50% owned controlled subsidiary of Desarrolladora Homex, S.A. de C.V., engaged in the promotion, design, construction and sale of entry-level housing.

b)
Acquisition of shares in Controladora Casas Beta, S.A. de C.V.—On July 1, 2005, the Company acquired 100% of the voting stock of Controladora Casas Beta, S.A. de C.V. ("BETA"), whose primary activity is the construction and sale of entry-level housing primarily in the Mexican states of Baja California, Nuevo León and the State of Mexico. The results of BETA's operations starting July 1, 2005, have been included in the Company's consolidated financial statements. Among the main reasons for the acquisition of BETA was that, prior to the acquisition, BETA was considered to be the sixth largest homebuilder in Mexico, in terms of the number of units sold. The acquisition of BETA is expected to significantly improve the Company's financial results and will strengthen its position in the domestic market, enhancing its presence in the three previously mentioned states, which have substantial housing markets where BETA has major construction developments.

  The purchase price of BETA was Ps.2,164 million pesos (Ps.2,043 million pesos at nominal value), and the acquisition included the cash purchase of 53% of the shares of BETA for 1.08 billion pesos (Ps.1,066 million pesos at nominal value) and the purchase of the remaining 47% of the shares of BETA in exchange for 22,013,060 shares in the Company with a value of Ps.996 millions pesos (Ps.977 million pesos at nominal value). Upon completion of the acquisition of BETA, it was merged with the Company.

  The condensed balance sheet of BETA on the acquisition date, adjusted for the assignment of the acquisition cost to the assets and liabilities assumed, was as follows:

	Balances as of June 30, 2005
Current assets (includes cash of Ps.44,498)	Ps.	2,237
Fixed assets, net		329,369
Intangible asset (BETA trademark and backlog)		605,718
Current liabilities		(723,215)
Long-term debt		(904,038)
Minority interest		(86,186)

Net assets acquired		1,459,192
Cost of the acquired entity		2,164,539

Goodwill	Ps.	705,347

  The intangible assets represent the value assigned to the BETA trademark and backlog, Both intangibles were determined as part of the assessment performed by the Company to assign the purchase price to the assets acquired and the liabilities assumed. Backlog represents the houses under construction at the date of the purchase of Casas Beta which are expected to be sold in a subsequent period ranging between six and nine months. The trademark value was established by independent appraisers and the backlog was determined internally.

  The goodwill resulting from the acquisition of BETA represents the benefit the Company expects to obtain from increasing its position in major housing markets in the State of Mexico and in the cities of Monterrey and Tijuana, and expected future synergies from the combination of the businesses.

  In the consolidated statement of income for the period from July 1, 2005 to December 31, 2005, BETA contributed net revenues of $2,061,381, operating income of $620,951 and net income of $372,982.

  For the years ended December 31, 2005 and 2004, proforma total consolidated revenues of the Company if Beta had been acquired on January 1, 2004, are $10,204,222 and $8,379,087, respectively; proforma operating income was $2,196,827 and $1,801,100, respectively; proforma net income was $1,199,744 and $1,087,504, respectively; and proforma basic and diluted earnings per share was Ps.3.54 and Ps.3.70, respectively.

c)
Acquisition of shares of Super Abastos Centrales y Comerciales, S.A. de C.V.—In February 2005, Casas Beta del Centro, S.A. de C.V. ("Beta del Centro"), a subsidiary of the Company, acquired 50% of the outstanding shares of Super Abastos Centrales y Comerciales, S.A. de C.V. ("SACC") in order to participate in a program of entry-level housing construction in Mexico City. The excess cost of the acquired assets over their book value and the liabilities assumed totaled Ps.12,581, which was identified and recorded in the inventory of the development project. With this percentage of stock acquired, under the agreements signed with SACC shareholders, Beta del Centro has a controlling interest in SACC as of the acquisition date and consolidates SACC.

  On September 12, 2005, Beta del Centro acquired the remaining 50% of SACC's outstanding shares for $145,668. The excess cost of the shares acquired from minority owners totaled Ps.76,560, which was recorded as a capital distribution, since this was a transaction between common shareholders.

3.     Summary of significant accounting policies

  The significant accounting policies and practices observed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (MFRS), which are comprised of the bulletins issued by the Mexican Institute of Public Accountants that have not yet been modified, replaced or abolished by the MFRS, as well as the MFRS issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or "CINIF") and the International Financing Reporting Standards (IFRS) applied on a supplementary basis.

  The FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the FRS will hereinafter be referred to by their original name or rather, either as "FRS" or a "Mexican Accounting Bulletin", as the case may be.

  The accompanying financial statements at December 31, 2006, 2005 and 2004 and its corresponding notes were authorized for their issuance and approved by the Finance Director (CFO), Alan Castellanos Carmona and the Controller, Angel García Vázquez to the Audit Committee on April 25, 2007 and request approval by the Company's board of directors.

a)    New accounting policies

  MFRS A-1, Structure of Financial Reporting Standards

  MFRS A-1 collects all the previously basic principles issued by the commission of accounting principles (CPC) adding only the concept of economic substance. Such concept establishes that the economic substance must be considered in the financial reporting process in order to recognize the transactions, internal transformations and other economic events affecting the entity, based on its economic nature and not only on its legal nature, whenever both are met. This bulletin became effective January 1 2006.

  MFRS A-3, User Needs and the Objectives of Financial Statements

  MFRS A-3 establishes, among other provisions, that the statement of changes in financial position or a statement of cash flows must be presented. This bulletin became effective starting 2006.

  MFRS A-5, Basic Elements of the Financial Statements

  MFRS A-5 includes a new classification of revenues and expenses as either ordinary or nonordinary. Ordinary revenues and expenses derive from usual transactions or events; that is, those that are directy related to the Company's own business purposes, wheteher thay are frequent or not. Nonordinary revenues and expenses derive from unusual transactions or events, whether they are frequent or infrequent. This bulletin became effective January 1, 2006.

  Also, this MFRS considers the reclassification to "other comprehensive income accounts" when the net assets, source of those accounts, are realized.

  However, Bulletin B-3 Income Statement, effective January 1, 2007, issued by the CPC, does not mention this reclassification. Therefore, the income statement is presented according to the rules provided in Bulletin B-3 outstanding at December 31, 2006, and in accordance to the provisions of INIF-3.

  MFRS A-7, Preparation and Disclosure

  MFRS A-7 requires that the financial statements be prepared on a comparative basis with those of at least the preceding period. FRS A-7 also requires that the date on which the issuance of the financial statements was approved be disclosed in the financial statements. This bulletin became effective January 1, 2006.

  MFRS A-8 Supplementation

  FRS A-8 establishes the requirements and procedure for the application of supplementary financial reporting standards, effective starting 2006.

  MFRS B-1, Accounting Changes and Corrections of errors

  MFRS B-1 establishes that accounting changes, reclassifications and corrections of errors must be recognized retrospectively, and therefore the financial statements being affected presented on a comparative basis with the most recent financial statements must be adjusted from the beginning of the earliest period being presented. This standard is effective January 1, 2006.

  FRS 4 Presentation of Employee Profit Sharing in the Statement of Income

  FRS 4 establishes that employee profit sharing shall no longer be presented as a tax provision, but instead, such item shall be included in the income statement as an ordinary expense.

  MFRS B-13, Subsequent Events

  MFRS B-13 modifies the prior rules related to subsequent events disclosures, establishing that when the restructuring of assets and liabilities occurs in the subsequent period they must be disclosed in the notes to the financial statements only without affecting the body of the financial statements for these events, as previously provided by Bulletin B-13.

b)
Revenue and cost recognition—Revenues from the Company's activities as a developer are recorded pursuant to the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development and each project. Under this method, the estimated revenue for each development and project is multiplied by such percentage to determine the amount of revenue to be recognized. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed projects exceed expected revenues, a provision for estimated costs is recorded in the period in which such costs are determined. The Company begins applying the percentage-of-completion method when the following conditions have been met:

•
The homebuyer has submitted all required documents in order to obtain the financing from the mortgage lender;

•
The Company establishes that the homebuyer will obtain the required financing from the mortgage lender;

•
The homebuyer has signed a purchase agreement whereby he is liable for payment once the purchase is effected; and

•
The homebuyer has made a down payment, total or partially, where down payments are required.

c)
Recognition of the effects of inflation—The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. The factor used to restate the prior year balances was 1.040532. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following line items:

  Other stockholders' equity accounts—Includes the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain from holding nonmonetary assets, which resulted from restating certain nonmonetary assets above inflation.

  Monetary position result—Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index ("NCPI") factors to the monthly net monetary position. Losses result from maintaining a net monetary asset position.

  Stockholders' equity—Stockholders' equity accounts were restated based on adjustment factors derived from the NCPI.

d)
Use of estimates—In conformity with Mexican Financial Reporting Standards, the preparation of financial statements requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e)
Merger—On May 16, 2004, Econoblock, S.A. de C.V. (affiliated company) merged with Desarrolladora de Casas del Noroeste, S.A. de C.V. (subsidiary company) with the latter assuming all the rights and obligations of the merged company. As the companies were under common control, the merger was recorded by recognizing the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, based on the guidance incorporated in Statement of Financial Accounting Standards No. 141, "Business Combinations", issued by the Financial Accounting Standards Board, and in accordance with Bulletin A-8, "Supplemental Application of International Accounting Standards" issued by the Mexican Institute of Public Accountants. This transaction resulted in a gain of $11,393, which was accounted for as an increase in retained earnings.

f)
Cash and temporary investments—Temporary investments representing cash equivalents are stated at the lower of acquisition cost plus accrued yields, or estimated net realizable value. Cash and cash equivalents consist basically of bank deposits and highly liquid investments with maturities of less than 90 days. These investments are stated at cost plus accrued interest, which is similar to their market value.

g)
Allowance for doubtful accounts—The Company's policy is to provide for doubtful accounts based balances of accounts receivable inactive, applying several percentages based on their aging status.

h)
Inventories and costs of sales—Finished construction, construction-in-process and land for development are recorded at acquisition cost and restated using the NCPI. Cost of sales is also restated by applying such index.

  Land for future developments refers to land reserves yet to be developed by the Company. Land for future development is recorded at acquisition cost and is restated by applying factors derived from the NCPI.

i)
Property and equipment—Property and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years
Buildings	20
Machinery and equipment	4 and 10
Transportation equipment	4
Air transportation equipment	10
Office furniture and equipment	10
Computers	4
Communication equipment	4

  The value of property and equipment is reviewed whenever there are indications of impairment in the value of these assets. In such case, the recovery value, which is defined as the difference between the asset's net selling price and its carrying value, is obtained. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

  In the case of projects under construction, the Company's policy is not to capitalize its comprehensive financing cost as part of its assets.

j)
Leases—The Company classified the lease arrangements of property and equipment as operative or capital leases according with the guideline of Bulletin D-5 issued by CINIF. Lease agreements are recognized as capital leases if they meet at least one of the following conditions:

a)
Under the agreement, the ownership of the leased asset is transferred to the lessee upon termination of the lease.

b)
The agreement includes an option to purchase the asset at a reduced price.

c)
The term of the lease is basically the same as the remaining useful life of the leased asset.

d)
The present value of minimum lease payments is basically the same as the market value of the leased asset, net of any benefit or scrap value.

  When the lessor retains the risks or benefits inherent to the ownership of the leased asset, the agreements are classified as operating leases and rent is charged to results of operations.

k)
Goodwill—Goodwill represents the difference between the purchase price and the fair value of the net assets acquired at the date of purchase in accordance with the purchase method of accounting. This purchase was considered thought the purchasing method.

  As of January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin B-7, Business Acquisitions, issued by the Mexican Institute of Public Accountants. As a result, the Company values all of its business and associated entity acquisitions using the purchase method and no longer amortizes its goodwill.

  Goodwill is recorded initially at acquisition cost and then restated using adjustment factors derived from the NCPI.

  Goodwill is subject to annual impairment tests, and is adjusted for any impairment losses.

l)
Impairment of long-lived assets in use—The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

m)
Other assets—Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method. Debt issuance costs are capitalized and restated by applying the NCPI. Amortization is calculated using the straight-line method over the term of the loan. The value assigned to the BETA trademark and backlog is restated by applying the NCPI and amortized using the straight-line method over five years for the trademark and between six and nine months for the backlog, which represent their estimated useful lives.

n)
Employee retirement obligations—The Company has a defined-benefit pension plan that covers all of its employees. Pension benefits are determined based on the provisions of the Mexican Federal Labor Law.

  Seniority premiums and termination payments are recognized periodically based on independent actuarial computations, using the projected unit-credit method and financial hypotheses net of inflation.

  Under Mexican Labor Law, workers are entitled to certain benefits at the time of their separation from the Company under certain circumstances

o)
Business acquisitions—All business acquisitions are recognized and valued initially by the purchase method, which includes the cash delivered or its fair value equivalent.

p)
Derivative financial instruments—To diminish financial costs, derivative financial instruments are used for hedging purposes. On January 1, 2005, Bulletin C-10 "Derivative Financial Instruments and Hedging Operations," issued by the Mexican Institute of Public Accountants, came into effect and modified the rules to recognize and value these instruments. In the years ended December 31, 2006 and 2005, all derivative instruments were recognized in the balance sheet at fair value, initially represented by the amount of consideration agreed (both assets and liabilities).Transaction costs and cash flow received or delivered to adjust these instruments to fair value at the beginning of the transaction, not related to premiums on options, are amortized during the respective term. The changes in the fair value of derivative financial instruments that do not classify as hedging instruments are recognized in income as an exchange loss.

q)
Warranties—The Company offers warranties against manufacturing defects in its housing for a period of two years, covering problems such as electrical installations, plumbing, gas, and waterproofing; and for ten years against hidden defects that affect the safety of the homes (foundations and structure). The Company has an insurance policy that covers these guarantees.

  r)
  Liabilities, provisions, contingent assets and liabilities and commitments—Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

    When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

    Contingent liabilities are recognized when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

  s)
  Income tax, asset tax and employee statutory profit sharing—Income tax (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax asset and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

    The asset tax paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

  t)
  Foreign currency balances and transactions—Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost (income) in the consolidated statements of income.

    Note 16 shows the consolidated net position in foreign currency at the end of each year and the exchange rates used in the translation of these balances.

  u)
  Earnings per share—Earnings per share is calculated by dividing net income of majority interest by the weighted average number of shares outstanding during the year. The Company does not have any dilutive securities; therefore, basic and diluted earnings per share are the same.

  v)
  Comprehensive income—Comprehensive income is the charge in stockholders' equity which consists of the net income or loss for the year, plus the result from holding non-monetary assets and the effect of deferred taxes applied directly to stockholders' equity, as well as the effect of minority interest. As of December 31, 2006 and 2005, the comprehensive income is represented by the net income.

  w)
  Reclassifications -Certain captions shown in the 2005 financial statements as originally issued have been reclassified for uniformity of presentation with the 2006 financial statements as follows:

  •
  Interests payable have been reclassified to the short term debt and leases.

  •
  The accumulated effect of deferred income tax has been reclassified to retained earnings.

4.     Cash and temporary investments

	2006		2005
Cash	Ps.	99,416	Ps.	1,075,347
Temporary investments		2,232,223		296,883

	Ps.	2,331,639	Ps.	1,372,230

    Cash and cash equivalents consist basically of bank deposits and highly liquid investments.

5.     Trade accounts receivable

	2006		2005
As promoter:
Due from customers	Ps.	747,294	Ps.	791,994
Unbilled revenues on developments in progress		4,616,037		4,597,054
Other debtors		104,709		151,312
Services		51,889		125,075

		5,519,929		5,665,435
Allowance for doubtful accounts		(70,889)		(27,978)

		5,449,040		5,637,457
Recoverable value-added taxes		191,603		176,340

		5,640,643		5,813,797
Trade accounts receivable long-term		(3,991)		(31,349)

	Ps.	5,636,652	Ps.	5,782,448

  Unbilled revenues on developments in progress represent revenues recognized on costs incurred, in accordance with the percentage-of-completion method, which have not yet been billed.

6.     Inventories

	2006		2005
Land:
Titled land	Ps.	2,192,978	Ps.	2,165,175
Arranged land		4,144,649		1,857,397
Advances to land suppliers		521,291		5,970

		6,858,918		4,028,542
Land for future developments		(4,992,897)		(2,694,890)

Total land		1,866,021		1,333,652

Other inventories:
Construction-in-process		1,143,788		1,191,684
Finished construction		32,370		3,286
Construction materials		355,824		244,142
Advances to suppliers		661,829		49,010

Total other inventories		2,193,811		1,488,122

Total inventories	Ps.	4,059,832	Ps.	2,821,774

  The Company's policy is to locate and acquire land each year, classifying land currently being developed and land planned to be developed within the next year as a part of current assets, and classifying all remaining land as non-current assets.

7.     Other current assets

	2006		2005
Sales commissions paid in advance	Ps.	78,797	Ps.	147,867
Commissions and subscriptions pending amortization		—		2,298
Insurance and bond contracts		8,163		21,383
Prepaid interest		1,681		6,614
Other		—		7,287

	Ps.	88,641	Ps.	185,449

8.     Property and equipment

	2006		2005
Buildings	Ps.	229,071	Ps.	24,855
Machinery and equipment		424,639		303,587
Transportation equipment		77,237		48,484
Air transportation equipment		38,256		36,458
Office furniture and equipment		43,381		30,540
Computers		37,946		39,703
Communication equipment		15,004		11,123
Construction-in-process		—		78,543

		865,534		573,293
Accumulated depreciation		(249,262)		(123,173)

		616,272		450,120
Land		28,583		29,390

	Ps.	644,855	Ps.	479,510

  Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $102,833, $64,212, and $26,070, respectively.

9.     Other assets

	2006		2005
Net value of the "BETA" trademark and net value for backlog	Ps.	318,689	Ps.	420,069
Receivables from Proyectos y Servicios Alce Blanco, S.A. de C.V.		—		48,360
Trade accounts receivable long-term (Note 5)		3,991		31,349
Debt issuance costs, net		79,445		78,605
Intangible asset from employee retirement obligations		21,345		24,215
Deposits in guarantee		24,010		3,870
Investment in associates		1,000		2,466
Other accounts receivable		912		30,413

	Ps.	449,392	Ps.	639,347

  Amortization expense for the years ended December 31, 2006 and 2005 was Ps.101,380 and Ps.168,622, respectively.

10.   Long-term debt

        At December 31, 2006 and 2005 the long-term debt consisted of the following:

	2006		2005
Bond issuance (Senior guaranteed notes) with Credit Suisse First Boston and Merry Lynch, guaranteed by PICSA, DECANO and other subsidiary companies, for US$250 million, with a fixed annual interest rate of 7.5%, payable on September 28, 2015. Interest is payable semiannually	Ps.	2,709,625	Ps.	2,764,045
HSBC México, S.A. A credit line of Ps.1,081 million granted on July 1, 2005, with semiannual payments beginning on March 14, 2008, maturing on September 14, 2010, bearing interest at the Mexican Interbank Equilibrium Interest Rate (TIIE) plus 1% at December 31, 2006. Proceeds were used to purchase BETA.		540,500		562,408
GE Capital, S.A. Line of credit granted by GE Capital to Aerohomex, S.A. de C.V., to purchase an executive jet for US$2.3 million, on July 29, 2005, maturing on July 29, 2010, at an interest rate of 7.4%.		18,733		24,261
Capital leases sundry		8,389		15,703
Interest Payable		74,799		78,116

		3,352,046		3,444,534
Less current portion		(88,081)		(96,207)

Total long-term debt	Ps.	3,263,965	Ps.	3,348,327

Covenants

        Covenants on loan contracts require the Company and its subsidiaries under guarantee to meet certain obligations. These covenants cover changes in stock control, restrictions on taking on additional debt that does not meet certain requirements established in the loan contracts, restrictions on the sale of assets and the sale of capital stock in subsidiaries, unless they meet certain requirements, restricted payments where dividends cannot be paid or capital reimbursed to stockholders unless they are made between the guarantor subsidiaries. In addition, the Company cannot pledge any of its assets or properties to guarantee any additional debt.

        Other covenants require to keep a ratio total stockholder to total debt lower than 1.0 to 1, another ratio between the earnings before interests expense, income tax, depreciation and amortization (EBITDA) to the short term debt, including the interest payable, lower than 3.0 to 1; and operational restrictions on the working capital. Also there are restrictions applicable to additional debt, measured under the EBITDA to interest expense ratio, including dividends paid, lower than 2.25 to 1. In case of not meeting any of these restrictions provided in the banking agreements and under certain provisions, there is a limitation for the payment of dividends to the stockholders. As of December 31, 2006 all these covenants were met.

        As of December 31, 2006, long-term debt matures as follows:

Year	Amount
2008	Ps.	184,790
2009		184,790
2010		184,790
2011 and thereafter		2,709,625

	Ps.	3,263,995

        The value of the Banking Interest Rate ("TIIE") published on the Diario Oficial de la Federación at December 31, 2006 and 2005 was 7.3675% and 8.54% respectively. Exchange rate used to convert debt denominated in US Dollars was Ps. 10.8385 and Ps. 10.6255, respectively.

11.   Financial Instruments

        In order to convert the principal of the U.S. dollar bonds to Mexican pesos, in September 2005 the Company entered into two "Principal Only Swaps" with a notional value of US$250 million, which entitles the Company to receive this amount in 2015 in return for a payment in Mexican pesos at a fixed exchange rate of Ps.10.83 per dollar. As part of the derivatives structure, the Company will pay interest of 2.92% a year on the total notional amount in U.S. dollars, in semiannual payments. The transaction is an economic hedge, but because it does not meet current hedge accounting requirements, it was classified and recorded as a trading derivative. As of December 31, 2006 and 2005, the fair value of this derivative was $218,847 (US$20.2 million) and Ps.123,047 (US$11.3 million) respectively, which represents the estimated present value of future cash flows to be paid out by the Company. This unfavorable balance does not represent cash outlay given the restructure of Principal Only Swaps. Changes in fair value are recognized in current earnings as a component of comprehensive financing cost within the exchange losses account.

12.   Employee retirement obligations

        The Company has a plan for covering seniority premiums which consist of a lump sum payment of 12 days' wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. Since 2005, the Company has recognized a liability for personal severance pay. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

        As of December 31, 2006 and 2005, the present values of these obligations and the rate used for the calculations are:

	2006		2005
Accumulated benefit obligation	Ps.	50,381	Ps.	41,013

Projected benefit obligation	Ps.	56,047	Ps.	46,752

Unrecognized items:
Transition asset		(21,345)		(24,215)
Non-recognized actuarial losses		(18,432)		(14,280)

Net projected liability		16,270		8,257
Additional liability		34,111		32,756

	Ps.	50,381	Ps.	41,013

Integration of Net Period Cost:
Labor cost	Ps.	8,528	Ps.	3,554
Financial Cost		2,758		1,372
Transition Liability		2,858		2,660
Actuary losses		1,351		—
Inflation adjustment		541		671

Net period cost	Ps.	16,036	Ps.	8,257

        The transition liability will be amortized in a 10 to 22 year period, which is the average labor life remaining for the employees.

        The rates used in the actuarial analysis are as follows:

	2006	2005
Discounts of labor obligations	5.25%	5.50%
Salary increases	1.25%	1.50%
Inflation rates	4.00%	3.30%

        As of December 31, 2006 and 2005 the additional liability was Ps.34,111 and Ps.32,756, respectively; the intangible asset which was included as part of the other assets, amounted to Ps.21,345 and Ps.24,215, respectively. The accumulated effect in the stockholders' equity as of December 31, 2006 and 2005 was Ps. 9,277 and Ps.(8,541), respectively.

13.   Accounts payable

	2006		2005
Suppliers	Ps.	1,335,183	Ps.	1,011,786
Revolving lines of credit		389,462		221,546
Other creditors		303,611		255,898

Total accounts payable	Ps.	2,028,256	Ps.	1,489,230

        The Company has helped its suppliers to obtain financing from various financial institutions, in part through a factoring program sponsored by Nacional Financiera. In relation to this program, the Company established a trust fund called Fiedicomiso AAA-Homex with Nacional Financiera, S,N.C. ("Nafinsa"), which granted a line of credit for Ps. 390,000 with a guarantee fund of Ps. 37,269 (investment account). Under this program, the AAA-Homex trust can dispose of the Nafinsa line of credit to finance a portion of the accounts receivable of the Company's suppliers. As of December 31, 2006 and 2005, Ps.37,269 is invested in the reserve fund, in compliance with the trust contract. As mentioned in Note 2, the AAA Homex trust is a consolidated subsidiary of the Company.

14.   Land suppliers

	2006		2005
Land suppliers	Ps.	3,375,026	Ps.	1,651,180

        This balance represents the outstanding balance payable to our suppliers of land that will be used for future or current developments.

15.   Stockholders' equity

a.
Common stock at par value (historical pesos) as of December 31, 2006 and 2005 is as follows:

	Number of Shares		Historical Amount as of
	2006	2005	2006		2005
Fixed capital:
Sole series	335,869,550	335,869,550	Ps.	425,443	Ps.	425,443

b.
Majority stockholders' equity consists of the following as of December 31, 2006 and 2005:

2006	Historical Amount		Inflation Effects		Restated Amount
Common stock	Ps.	425,443	Ps.	83,439	Ps.	508,882
Additional paid-in capital		2,807,077		354,308		3,161,385
Retained earnings		2,411,625		815,209		3,226,834
Other stockholders' equity accounts		—		334,820		334,820

	Ps.	5,644,145	Ps.	1,587,776	Ps.	7,231,921

2006	Historical Amount		Inflation Effects		Restated Amount
Common stock	Ps.	425,443	Ps.	508,882	Ps.	83,439
Additional paid-in capital		2,807,076		354,309		3,161,385
Retained earnings		1,747,449		138,508		1,885,957
Other stockholders' equity accounts		—		325,544		325,543

	Ps.	4,979,968	Ps.	901,800	Ps.	5,881,767

c.
The stockholders' general extraordinary meeting held on June 30, 2005 approved, among other resolutions, an increase in fixed capital derived from the merger with Controladora Casas Beta, S.A. de C.V. (see Note 2), for a total of 22,013,060 common nominative single series shares at no-par value, which were delivered to stockholders of the merged company as released stock in exchange for the shares they owned in the merged company, which was canceled pursuant to such merger at a ratio of 134.7807 shares of the Company for every share of the merged company. Accordingly, capital stock increased by Ps.258,808, at par value, with a share subscription premium of Ps.718,792 at par value, equivalent to Ps.275,409 and Ps.764,902 constant Mexican pesos, respectively.

d.
Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. The legal reserves as of December 31, 2006 and 2006 amounted $101,776 and $59,197, respectively and are included as part of the retained earnings.

e.
The balances of the stockholders' equity tax account as of December 31 are:

	2006		2005
Contributed capital account	Ps.	3,670,265	Ps.	3,670,265

        Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to the payments of income tax at the rate in force. At December 31, 2006 and 2006, the Company had no CUFIN balance.

f.
The accumulated effect of the deferred income taxes is part of the retained earnings

16.   Foreign currency balances and transactions

a.
At December 31, 2006 and 2005 the foreign currency monetary position is as follows:

	2006		2005
Thousands of U.S. dollars:
Monetary assets		$114,353		$174,174
Monetary liabilities		(60,953)		(355,196)

Monetary asset (liability) position, net		$53,400		(355,022)

Equivalent in Mexican pesos	Ps.	578,775	Ps.	(3,772,286)

b.
Nonmonetary assets of foreign origin at December 31, 2005 are as follows:

	Currency	Foreign Currency Balance (in thousands)	Equivalent Mexican in Pesos
Air transportation equipment	U.S. dollars	$3,529	Ps.	38,256

c.
The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,
				April 25, 2007
	2006	2005	2004
U.S. dollar	10.8385	10.6255	11.15	10.98

17.   Transactions with related parties

        The Company is a party to an administrative service agreement with two entities whose principal owners are officers of the Company (Serviasesorías and Administradores de la empresa en equipo) for which PICSA paid a 5% based on total expenses. The amounts paid for those services totaled Ps.85,035, Ps.50,090 and Ps.50,599 in 2006, 2005 and 2004, respectively.

        The above transactions are supported with an agreement whereby the related parties establish loan interest payable at a rate of TIIE+ 1.6%. The agreement is renewed annually.

        An analysis of balances due from/to related parties at December 31, 2006 and 2005 is as follows:

	2006		2005
Due from:
Administradores de la empresa en equipo, S.C.(1)	Ps.	628	Ps.	—

	Ps.	628	Ps.	—

Due to:
Serviasesorías, S.C. (2)	Ps.	5,062	Ps.	—
Administradores de la empresa en equipo, S.C. (2)		—		1,905

	Ps.	5,062	Ps.	1,905

(1)
This balance is a component of the account receivable due from customers.

(2)
These balances are components of the supplier account.

18.    Segment reporting

        Mexico's developer-built housing industry is divided into three tiers according to cost: affordable entry-level, middle-income, and residential. The prices of affordable entry-level range between Ps.173 and Ps.399, middle-income homes range between Ps.400 and Ps.1,700 and residential homes have a price above Ps.1,800. The focus is to provide affordable entry-level and middle-income housing for our clients.

        Affordable entry-level developments range in size from 500 to 20,000 homes and are developed in stages typically comprising 300 homes each. During 2006, affordable entry-level homes had an average sales price of approximately Ps.234. A typical affordable entry-level home consists of a kitchen, living-dining area, one to three bedrooms, and one bathroom.

        Middle-income developments range in size from 400 to 2,000 homes and are developed in stages typically comprising 200 homes each. During 2005, middle-income homes had an average sales price of approximately Ps.551. A typical middle-income home consists of a kitchen, dining room, living room, two or three bedrooms, and two bathrooms. A completed middle-income home is delivered in approximately twelve to fourteen weeks from the time a buyer obtains a mortgage approval.

        The following table shows the operating results by each segment identified as of December 31, 2006, 2005 and 2004:

Ending year as of December 31, 2006	Entry-level		Middle-income		Consolidated
Revenues	Ps.	10,162,155	Ps.	2,790,470	Ps.	12,952,625
Income from operations		2,018,376		766,314		2,784,690
Ending year as of December 31, 2003	Entry-level		Middle-income		Consolidated
Revenues	Ps.	6,935,019	Ps.	1,947,140	Ps.	8,882,159
Income from operations		1,448,437		367,608		1,816,045
Ending year as of December 31, 2004	Entry-level		Middle-income		Consolidated
Revenues	Ps.	4,520,556	Ps.	1,193,315	Ps.	5,713,871
Income from Operations		1,015,411		253,853		1,269,264

19.    Operating expenses

	2006		2005		2004
Administrative	Ps.	573,670	Ps.	381,842	Ps.	251,214
Selling		645,183		450,868		214,841
Amortization expense trademark BETA		91,054		47,372		—

	Ps.	1,309,907	Ps.	880,082	Ps.	466,055

20.    Other income

	2006		2005		2004
Recovery of taxes	Ps.	—	Ps.	—	Ps.	37,224
Other income, net		46,003		24,393		9,052

	Ps.	46,003	Ps.	24,393	Ps.	46,276

21.    Interest expense

	2006		2005		2004
Interest expense related to senior guaranteed notes	Ps.	316,669	Ps.	78,116	Ps.	—
Other interest expense		237,362		293,024		108,823
Commissions and financing costs*		96,109		64,975		33,348

	Ps.	650,140	Ps.	436,115	Ps.	142,171

*
Includes the commissions paid to INFONAVIT, when obtaining approval of individual financing for its clients. This intervention facilitates the sales of houses and cash inflows recovery, therefore the company consider these commissions as part of the financing costs. The balances for 2006, 2005 and 2004 were $49,881, $31,318 and $10,115 respectively.

22.    Income taxes, asset tax and employee statutory profit sharing

        In accordance with Mexican tax law, the Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible;

and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

        IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

        The Company files ISR and IMPAC tax returns on an individual entity basis and the related tax results are combined in the consolidated financial statements.

  a.
  At December 31, 2006, 2005 and 2004, ISR and PTU consist of the following:

	2006		2005		2004
ISR:
Current	Ps.	138,113	Ps.	187,123	Ps.	2,509
Deferred		507,463		268,521		422,963
Effect of reduction in statutory rate on deferred ISR		—		(13,367)		(60,302)

	Ps.	645,576	Ps.	442,277	Ps.	365,170

PTU:
Current	Ps.	35,397	Ps.	12,443	Ps.	1,668
Deferred		—		(2,464)		7,495

	Ps.	35,397	Ps.	9,979	Ps.	9,163

        To determine deferred ISR at December 31, 2006 and 2005, the Company applied the different tax rates that will be in effect beginning in 2007 and 2006, respectively, to temporary differences according to their estimated dates of reversal. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption effect of reduction in statutory rate on deferred ISR. In addition, in accordance with tax regulations in effect as of 2005, certain subsidiaries elected to amortize the tax inventory of Ps 400,166 at December 31, 2004 into taxable income over a 8-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred.

  b.
  The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before ISR and PTU is:

	2006	2005	2004
	%	%	%
Statutory rate	29	30	33
Add (deduct) effect of permanent differences mainly:
Nondeductible expenses	1	1	1
Difference between book and tax inflation effects	3	3	3
Effect of reduction in statutory rate on deferred ISR	(2)	(2)	(5)

Effective tax rate	31	32	32

  c.
  At December 31 2006 and 2005, the main items comprising the asset (liability) balance of deferred ISR and PTU are:

	2006		2005
Deferred ISR asset:
Effect of tax loss carryforwards	Ps.	394,870	Ps.	158,385
Construction-in-process		361,850		286,730
Derivative financial instruments		61,277		34,576
Labor obligations		10,306		—
Accrued liabilities		—		29,657
Advances from customers		—		22,316
Allowance for doubtful accounts		16,838		8,090
PTU liability incurred		12,137		5,754
Others		30,424		7,435
Asset tax recoverable		6,760		60,458

Deferred ISR asset		894,462		613,401
Deferred ISR liability:
Trade accounts receivable		(1,233,050)		(1,340,070)
Inventories		(1,456,304)		(525,665)
Property and equipment		(57,919)		(25,971)
Other assets		(51,253)		(49,548)
Beta trademark		(92,419)		(118,825)
Debt issuance costs		(22,220)		(20,404)
Labor obligations, net		(2,176)		(6,869)
Prepaid expenses		(4,696)		(5,440)

Total liability	Ps.	(2,025,575)	Ps.	(1,479,391)

  d.
  The loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been recognized can be recovered subject to certain conditions. The balances as of December 31, 2006 and 2005 of loss carryforward was Ps.1,410,250 and Ps.565,661, respectively.

  e.
  The asset tax, which is a minimum income tax, is payable based on 1.8% of the average value of most assets net of certain liabilities. The balances as of December 31, 2006 and 2005 of the asset tax was Ps.6,760 and Ps.60,458, respectively.

23.    New accounting principles

        On December 22, 2006 the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) issued the MFRS B-3 "Statement of Income", MFRS C-13 "Related parties" and MFRS D-6 "Capitalization of the Comprehensive Financing Cost", these standards will take place in the fiscal years beginning January 1, 2007. The Company believes that the effect of these new accounting principals will not have effect in its operations and financial position.

MFRS B-3, Statements of Income:

        MFRS B-3 establishes a new approach for identifying revenues, costs and expenses as either "ordinary" or "nonordinary".

        With this new approach, the classification of special and extraordinary items, as established by the previous Bulletin B-3 and certain specific MFRSs, has been eliminated and the primary sections of the statements of income have been redefined, to provide a new classification of either "ordinary" or "earning levels". As well, the caption "Initial accumulated effect of accounting changes" has been eliminated from the income statement, as the above-mentioned FRS B-1, requires that any effect derived from an accounting change affecting the financial information from prior years must be recognized in the financial statements of such years and should not affect the current-year results of operations.

MFRS C-13, Related Parties:

        MFRS C-13 broadens the concept of related parties to include joint ventures in which the reporting entity participates, immediate family members of key management personnel or directors, as well as funds derived from labor obligation plans. This standard obligates entities to disclose the relationship between the controlling company and its subsidiary, irrespective of whether transactions were carried out between them in the period or not. FRS C-13 also establishes that the reporting entity may disclose that the considerations for transactions carried out with its related parties are at arm's length, provided that it can be demonstrated. Finally, FRS C-13 also requires entities to disclose information on the compensation paid to the entity's key managerial personnel or relevant Company directors.

MFRS D-6, Capitalization of the Comprehensive Financing Cost:

        MFRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. CFC is defined as the net amount of interest expense, foreign exchange rate differences, net monetary position result, changes in the fair value of hedging instruments and other related costs (such as amortization of premiums, discounts on issuance of debt instruments and taxes paid on interests on behalf of third parties). FRS D-6 establishes the conditions necessary for the capitalization of CFC, as well as guidelines for determining when such capitalization must cease.

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FORWARD LOOKING STATEMENTS
Signature
DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated financial statements
as of December 31, 2006, 2005 and 2004 with report of independent auditors dated April 25, 2007
Contents
REPORT OF INDEPENDENT AUDITORS
DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES Consolidated Balance Sheets As of December 31, 2006 and 2005 (In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)
DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Income For the years ended December 31, 2006, 2005 and 2004 (In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006, except earnings per share)
DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 2006, 2005 and 2004 (In thousands of Mexican pesos (Ps.) of purchasing power as of December 31, 2006)
DESARROLLADORA HOMEX, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position For the years ended December 31, 2006, 2005 and 2004 (In thousands of Mexican pesos (Ps.) as of purchasing power of December 31, 2006)
DESARROLLADORA HOMEX, S.A.B. DE C.V. AND SUBSIDIARIES Notes to Consolidated Financial Statements For the years ended December 31, 2006, 2005 and 2004 (In thousands of Mexican pesos (Ps.) of purchasing power of December 31, 2006)